                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                  (Check One):
[X] Form 10-K and Form 10-KSB [] Form 20-F [] Form 11-K [] Form 10-Q and Form 10-QSB [] Form N-SAR

     For Period Ended:   August 31, 1999

     [] Transition Report on Form 10-K
     [] Transition Report on Form 20-F
     [] Transition Report on Form 11-K
     [] Transition Report on Form 10-Q
     [] Transition Report on Form N-SAR
     For the Transition Period Ended: .............................

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

The Todd-AO Corporation

Full Name of Registrant
Former Name if Applicable

900 N. Seward Street

Address of Principal Executive Office (Street and Number)

Hollywood, California 90038

City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

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     The Registrant was unable to file its Form 10-K within the prescribed time period due to unanticipated delays in the completion of the audit process for the Registrant's financial statements for the fiscal year ended August 31, 1999. The Registrant anticipates that the audit process for the year ended August 31, 1999 will be completed within the prescribed time set forth in Rule 12b-25 (b).

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

      Silas R. Cross              323            962-4020
-------------------------------------------------------------------------
         (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                               [X] Yes  [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               [X] Yes  [] No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Todd-AO Corporation
         --------------------------------------------------
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:  November 29, 1999                  By   /s/ Silas R. Cross
                                                        Silas R. Cross
                                                        Vice President/Treasurer

Contact:                                                 FOR IMMEDIATE RELEASE
                  Stephanie Stern
                  Stern & Co.
                  (212) 888-0044
                  or
                  Janet Parrish
                  The Todd-AO Corporation
                  (323) 962-4022


                  TODD-AO REPORTS FOURTH-QUARTER AND FULL-YEAR RESULTS

LOS ANGELES, NOVEMBER 29, 1999 -- THE TODD-AO CORPORATION (NASDAQ:TODDA) today reported revenue in the year ended August 31, 1999 rose to $118.5 million from $102.6 million a year earlier, while revenue in the fourth quarter climbed to $28.1 million from $27.8 million a year earlier.

Net income for the year was $1.6 million, excluding the effect of a change in an accounting principle, or $0.16 per share, compared to $3.4 million, or $0.33 in fiscal 1998.

During the fourth quarter, the Company adopted Statements of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." The effect of this accounting treatment is an expense, net of tax, of $293,000 in the quarter. Earnings per share for the year, after accounting for the cumulative effect of the change in accounting principle, was $0.13 vs. $0.33 in 1998.

Salah Hassanein, Todd-AO President and Chief Executive Officer, said, "Our strategic alliance with Liberty Media positions Todd-AO as the market leader in post production services worldwide. We are strongly encouraged by future business prospects and our ability to capitalize on market conditions."

The Todd-AO Corporation has been a pioneer in motion picture and television post production since 1952. The company and its employees have won 20 Academy Awards-Registered Trademark- and 21 Emmy Awards-Registered Trademark-. With facilities located in Los Angeles, Atlanta, New York and London, Todd-AO offers one of the industry's most complete post production facilities.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WHICH ARE MADE PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "ACT"). FROM TIME TO TIME THE COMPANY OR ITS REPRESENTATIVES HAVE MADE OR MAY MAKE FORWARD-LOOKING STATEMENTS ORALLY OR IN WRITING, INCLUDING THOSE CONTAINED HEREIN. SUCH FORWARD-LOOKING STATEMENTS MAY BE INCLUDED IN, WITHOUT LIMITATION, REPORTS TO STOCKHOLDERS, PRESS RELEASES, ORAL STATEMENTS MADE WITH THE APPROVAL OF AN AUTHORIZED EXECUTIVE OFFICER OF THE COMPANY AND FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE WORDS OR PHRASES "ANTICIPATES," "EXPECTS," "WILL CONTINUE," "ESTIMATES," "PROJECTS" OR SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE ACT. THE RESULTS CONTEMPLATED BY THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS, TRENDS, AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM ANTICIPATED RESULTS, INCLUDING WITHOUT LIMITATION, DELAYS IN SITE LOCATION, CONSTRUCTION RISKS, LEASE NEGOTIATIONS, THE IMPACT OF COMPETITION, MARKET AND OTHER RISKS ASSOCIATED WITH THE COMPANY'S INVESTMENT AND OPERATING ACTIVITIES.

                             THE TODD-AO CORPORATION

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
              FOR THE TWELVE MONTHS ENDED AUGUST 31, 1999 AND 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                TWELVE MONTHS
                                                                ----------------------------------------------
                                                                  AUGUST 31, 1998          AUGUST 31, 1999
                                                                ---------------------    ---------------------
      Revenues                                                              $102,614                 $118,517
      Operating costs                                                         82,706                   98,797
      Restructuring charges                                                    2,767                       --
      Loss on equipment lease commitments                                         --                      788
                                                                ---------------------    ---------------------

      EBITDA                                                                  17,141                   18,932
      Depreciation & amortization                                             10,685                   12,829
      Interest and financing costs                                             1,807                    3,617
                                                                ---------------------    ---------------------

      Income before Taxes                                                      4,649                    2,486
      Provision for income taxes                                               1,230                      880
                                                                ---------------------    ---------------------

      Net income before net change in
         accounting principle                                                  3,419                    1,606
      Net change in accounting principle                                          --                     (293)
                                                                ---------------------    ---------------------

      Net income                                                              $3,419                   $1,313
                                                                =====================    =====================

      Average shares outstanding - Basic                                       9,987                    9,570
                                                                =====================    =====================
      Average shares outstanding  - Diluted *                                 11,218                   10,627
                                                                =====================    =====================

      Earnings per share -
         Basic before net change in
         accounting principle                                                  $0.34                    $0.17
                                                                =====================    =====================
      Earnings per share -
         Basic after net change in
         accounting principle                                                  $0.34                    $0.14
                                                                =====================    =====================
      Earnings per share -
         Diluted before net change in
         accounting principle                                                  $0.33                    $0.16
                                                                =====================    =====================
      Earnings per share -
         Diluted after net change in
         accounting principle                                                  $0.33                    $0.13
                                                                =====================    =====================

* Increase in diluted average shares due primarily to the issuance convertible securities in 1997

                             THE TODD-AO CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS )

                             ASSETS                                    AUGUST 31, 1998             AUGUST 31, 1999
                                                                   ------------------------     ----------------------
Current Assets:
Cash and marketable securities                                                     $ 5,487                    $11,056
Trade receivables (net of allowance for doubtful accounts of
$1,768 at 8/31/98 and $1,169 at 8/31/99)                                            18,164                     18,169
Inventories                                                                            783                        856
Income tax receivable                                                                1,397                        634
Other                                                                                3,930                      3,187
                                                                   ------------------------     ----------------------
     Total Current Assets                                                           29,761                     33,902
                                                                   ------------------------     ----------------------
Property, plant and equipment, net                                                  73,547                     80,048
Investments                                                                            956                        892
Goodwill (net of accumulated amortization of $1,646 at
8/31/98 and $2,875 at 8/31/99)                                                      29,193                     33,875
Other assets                                                                         1,909                      3,890
                                                                   ------------------------     ----------------------
      TOTAL                                                                      $ 135,366                   $152,607
                                                                   ========================     ======================

              LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
Current liabilities:
  Current maturities of long term debt                                               $ 537                     $8,578
  Capitalized lease obligations - current                                              422                        336
  Accounts payable                                                                   6,464                      5,465
  Accrued and other liabilities                                                      8,749                     12,392
  Deferred income                                                                      897                        914
                                                                   ------------------------     ----------------------
       Total current liabilities                                                    17,069                     27,685
                                                                   ------------------------     ----------------------
  Long term debt                                                                    44,654                     57,921
  Deferred compensation and other                                                      266                        208
  Provision for contingent liabilities                                               2,061                        606
  Deferred gain on sale/leaseback transactions                                       6,085                      4,046
  Deferred income taxes                                                              4,911                      2,681
                                                                   ------------------------     ----------------------
        Total liabilities                                                           75,046                     93,147
                                                                   ------------------------     ----------------------
  Stockholders' equity
Common stock:
  Class A; authorized 30,000,0000 shares of $.01 par value;
  issued 8,438,700 issued at August 31, 1998 and 8,124,333
  issued at August 31, 1999                                                             84                         82
  Class B; authorized 6,000,000 shares of $.01 par value; issued
  and outstanding 1,747,178 at August 31, 1998 and 1999                                 17                         17
  Additional  capital                                                               40,805                     37,887
  Treasury Stock                                                                    (2,338)                       (47)
  Retained earnings                                                                 20,538                     21,432
  Other comprehensive income                                                         1,214                         89
                                                                   ------------------------     ----------------------
Total stockholders' equity                                                          60,320                     59,460
                                                                   ------------------------     ----------------------
   TOTAL                                                                         $ 135,366                   $152,607
                                                                   ========================     ======================